UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER

0-20214

CUSIP NUMBER

075896100

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: February 25, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Bed Bath & Beyond Inc.

Full Name of Registrant

N/A

Former Name if Applicable

650 Liberty Avenue

Address of Principal Executive Office (Street and Number)

Union, New Jersey 07083

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Bed Bath & Beyond Inc (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Form 10-K as of and for the year ended February 25, 2023 (the “Form 10-K”). As previously disclosed, on April 23, 2023, the Company and certain of its direct and indirect subsidiaries commenced voluntary proceedings (the “Bankruptcy Filing”) for relief under Chapter 11 of the United States Code in the United States Bankruptcy Court for the District of New Jersey. In the period leading up to and since the Bankruptcy Filing, the Company has been principally engaged in addressing bankruptcy-related matters. The Company’s financial, accounting and administrative personnel have devoted substantially all of their time to the maintenance of the Company’s ongoing operations, including the development and implementation of the Company’s post-petition strategy.

The Bankruptcy Filing came at a time during which year-end close procedures would normally be conducted. As a result of the increased burdens placed on the Company’s financial, accounting and administrative staff, the diversion of the Company’s financial resources toward the efforts described above, and the subsequent changes in the Company’s operations and anticipated operations, the Company has been unable to timely complete the preparation of its Annual Report on Form 10-K. The Company continues to conduct its work for the year-end close and anticipates reporting losses including losses resulting from impairment of right-of-use assets, leasehold improvements, property and equipment.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	David M. Kastin	908	688-0888
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On March 30, 2023, the Company announced unaudited results for the fiscal fourth quarter ended February 25, 2023. The Company announced fourth quarter net sales of approximately $1.2 billion, comparable sales1 decline in the 40% to 50% range, continuation of negative operating losses and modest free cash flow usage. The Company’s results of operations for the fiscal year ended February 25, 2023 differed significantly from its results of operations for the fiscal year ended February 26, 2022 due to adverse developments that occurred with respect to the Company’s business and liquidity, including events precipitating the Bankruptcy Filing.

[1]

Comparable Sales reflects the year-over-year change in sales from the Company’s retail channels, including stores and digital, that have been operating for twelve full months following the opening period (typically six to eight weeks). Comparable Sales excludes the impact of the Company’s store network optimization program.

Bed Bath & Beyond

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 26, 2023	By:	/s/ David M. Kastin
		Name:	David M. Kastin
		Title:	Executive Vice President, Chief Legal Officer and Corporate Secretary